

Mail Stop 3030

February 22, 2018

James Barry, Ph.D.
President and Chief Executive Officer
InspireMD, Inc.
4 Menorat Hamaor. St.
Tel Aviv, Israel 6744832

   Re: InspireMD, Inc.
     Registration Statement on Form S-3
     Filed February 21, 2018
     File No. 333-223130

Dear Dr. Barry:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at (202) 551-3635 with any questions.

        Sincerely,

        /s/ Tim Buchmiller for

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
   Haynes and Boone, LLP